J. STEVEN PATTERSON
202.887.4152/fax: 202.887.4288
spatterson@akingump.com

March 21, 2006

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc. Amendment No. 6 to Registration Statement on Form S-1 File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the Registrant’s registration statement filed on Form S-1, File Number 333-130035, filed December 1, 2005. In addition, we will provide marked copies showing changes from the Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the registration statement for your convenience.
     We are providing the following responses to the comment letter dated March 16, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 5. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. All page numbers in our responses refer to Amendment No. 6, and, unless otherwise stated, references in the following responses and in the prospectus to “dollars” and “$” are to Canadian dollars.
Unaudited Pro Forma Consolidated Financial Information, page 38
1.	Reference is made to your fifth bullet point of the second paragraph in your pro forma introductory summary on page 38. Please change $621.1 million to $638 million as reflected in your disclosure on page 43.
1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com

Securities and Exchange Commission
March 21, 2006

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 38 incorporates an updated midpoint share offering price of $26.00 and provides as follows:

“we applied $754.0 million of gross proceeds of this offering to pay capitalized share issuance costs of $49.2 million, with the remaining net proceeds of $704.8 million used to repay our remaining indebtedness to Wendy’s of $619.3 million owed under the US$960.0 million promissory note and other related offering costs of $3.9 million, with the remaining added to cash and cash equivalents.”

The Registrant also adjusted the pro forma balance sheet to include the $3.9 million amount in response to the Staff’s comment.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
Balance Sheet, page 43
2.	We note your response to our prior comments 12 and 13. Based on your response and revised disclosure, it appears that the other offering related costs of $3.9 million represents a pro forma balance sheet adjustment directly attributable to the offering transaction, regardless of whether the above mentioned costs have a continuing impact or are nonrecurring. Although these costs are not capitalizable into the net proceeds, you should reflect a pro forma balance sheet adjustment to retained earnings reflecting the expense treatment for these costs. Please also include appropriate footnote disclosure, which clearly explain the assumptions involved. Refer to the guidance in Rule 11-02(b) (6) of Regulation S-X. Please revise accordingly.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 43 incorporates an updated midpoint share offering price of $26.00 and provides as follows:

“Sources		Uses (*3)
Proceeds from this offering(*1)	$754.0	Repayment of Note Payable to Wendy’s Principal (US$532.6)	$619.3
		Share issuance costs — capitalized (*1)	49.2
		Share issuance costs — expensed (*2)	3.9
		Increase in cash and cash equivalents	81.6

	$754.0		$754.0

Securities and Exchange Commission
March 21, 2006

(*1) Gross proceeds of offering	$754.0
Share issuance costs—capitalized	(49.2)
Net adjustment to common stock	$704.8

     Our common stock has a par value of US$0.001. The gross proceeds of the offering is based on the issuance of 29,000,000 shares priced at $26.00, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. Of the $704.8 million net adjustment to common stock, $34,000 relates to common stock at its stated par value with the remaining $704.8 million being common stock in excess of par value.
      (*2) Other offering related costs of $3.9 million are expected to be incurred during 2006 but are not expected to be capitalized into the net proceeds of this offering. These costs include accounting and legal costs associated with the carve out audit and other costs which are not eligible to be capitalized.
      (*3) Interest of $1.9 million on the US$960.0 million note payable to Wendy’s for the period between March 7, 2006 and April 12, 2006, which is a day before the assumed repayment date, will also be repaid using available cash.”
Management’s Discussion and Analysis, page 44
3.	We note your response to our prior comment 14. Please also disclose the amount of expense that you expect to incur on an annual basis under the terms of the shared services agreement if the expected annual amount is materially greater than the $10.2 million fixed price and $4 million minimum variable rate billings you have stated on page 45.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 45 provides as follows:

“We do not expect the total annual costs to be materially greater than US$14.2 million.”

4.	We note your response to our prior comment 15. Please qualify your statement at the bottom of page 63 that “[you] believe [you] could borrow additional funds” in light of the limitations imposed by your indebtedness, such as the debt covenants in your credit facilities.

Securities and Exchange Commission
March 21, 2006

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on pages 63 and 64 provides as follows:

“Our ability to incur additional indebtedness will be limited by covenants under our credit facilities, as described below under “—Credit Facilities.” Any such borrowings may result in an increase in our borrowing costs.”
Management, page 93
5.	We note your response to our prior comment 17. It appears that the proposed $210,000 monthly payment, in which two of your directors as Wendy’s CEO and CFO will have an interest, is required to be described in the prospectus according to Item 404 of Regulation S-K. Please disclose the information in the prospectus, or tell us in your response letter why you believe the proposed payment is not required to be disclosed under Item 404.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 118 provides as follows:

“During the term of the shared services agreement—while Wendy's will own over 80% of our common stock—Wendy’s Chief Executive Officer and Chief Financial Officer will spend a portion of their time attending to matters relating to us. Accordingly, pursuant to the shared services agreement, we will pay to Wendy’s (not to those executives) US$210,000 per month to cover a portion of Wendy’s costs related to those executives’ compensation.”
Index to Consolidated Financial Statements
Note 17. Subsequent Events (Unaudited), page F-37
6.	We note from your penultimate paragraph in note 17 that on February 28, 2006 you adopted a stock rights agreement under which you will issue one preferred share purchase right for each outstanding share of your common stock. In this regard, please disclose in your MD&A and Note 17 the future impact that this transaction will have on your statement of operations on an annual and aggregate basis. Additionally, please provide us with a detailed explanation of the accounting and the associated accounting literature applied to this transaction.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-37 provides as follows:

Securities and Exchange Commission
March 21, 2006

“The Rights have no effect on earnings per share until they become exercisable.”

The Registrant has reviewed the accounting literature, particularly FAS 128, Earnings per Share. According to paragraph 55 of FAS 128 (underline emphasis added):
55. A rights issue whose exercise price at issuance is less than the fair value of the stock contains a bonus element that is somewhat similar to a stock dividend. If a rights issue contains a bonus element and the rights issue is offered to all existing stockholders, basic and diluted EPS shall be adjusted retroactively for the bonus element for all periods presented. If the ability to exercise the rights issue is contingent on some event other than the passage of time, the provisions of this paragraph shall not be applicable until that contingency is resolved.
Because the Rights have no effect on earnings per share until they become exercisable and only in the event of a significant contingency, the Registrant respectfully submits that disclosure in MD&A is not necessary.

7.	We also note from your disclosure that under certain circumstances, all right holders, except the person or company holding 15% or more of the company’s common stock, will be entitled to purchase common stock with a market value of twice the then applicable exercise price, based on the market price of the common stock prior to such acquisition. In this regard, please disclose under what certain circumstances the right holders can be entitled to purchase common stock rather than your series A junior participating preferred stock, and disclose how the applicable exercise price of each right to purchase a common stock will be determined. Also disclose the number of shares of common stock that a right holder is entitled to purchase for every right held.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-37 provides as follows:

“Pursuant to a rights agreement adopted by the Company’s board of directors on February 28, 2006, the Company will issue one right (“Right”) for each outstanding share of common stock. Each Right is initially exercisable for one ten-thousandth of a share of the Company’s preferred stock, par value US$0.001 per share, but the Rights are not exercisable until 10 days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company’s common stock or 10 business days after a person or group begins a tender or exchange offer to acquire 15% or more of the Company’s common stock. If a person or group acquires 15% or more of the

Securities and Exchange Commission
March 21, 2006

Company’s common stock, then each Right would entitle its holder, in lieu of receiving the Company’s preferred stock, to buy that number of shares of the Company’s common stock that, at the time of the 15% acquisition, had a market value of two times the exercise price of the Right. The exercise price of each Right is $150.00, subject to anti-dilution adjustments. If, after the Rights have been triggered, we are acquired in a merger or similar transaction, each Right would entitle its holder (other than the acquirer) to buy that number of shares of common stock of the acquiring company that, at the time of such transaction, would have a market value of two times the exercise price of the Right. The Rights have no effect on earnings per share until they become exercisable. If not redeemed, the Rights will expire on February 23, 2016.”

Additional comment to our letter dated March 16, 2006 Note 17, received by facsimile on March 20, 2006.

Subsequent Events (UNAUDITED)

8.	We note from your disclosure that you have several significant related party events, which occurred on February 28, 2006 a day after your independent registered public accounting firm’s opinion date. In this regard, please explain to us why you and your auditors concluded that a dual dated independent registered public accounting firm opinion covering the subsequent events occurring on February 28, 2006 was not required. We may have further comment upon receipt of your response.

The independent registered public accounting firm has extended its procedures to March 3, 2006 and has dual dated its audit opinion accordingly to cover the subsequent events disclosed in Note 17.
     If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 955-7614. Thank you for your assistance.
Very truly yours,
J. Steven Patterson
Enclosures

cc:	Michele M. Anderson, Legal Branch Chief
Cheryl Grant, Staff Attorney
Linda Cverkel, Accountant Branch Chief
Jeffrey Jaramillo, Staff Accountant
Leon M. McCorkle, Jr., Wendy’s International, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP